December 14, 2009

Mail Stop 3010

Via U.S. Mail and Fax (212) 217-6301
Shawn P. Seale
Senior Vice President, Chief Financial Officer and Treasurer
CapLease, Inc.
1065 Avenue of the Americas
New York, NY 10018

> RE: **CapLease, Inc.**
>   **Form 10-K for the period ended December 31, 2008**
>   **Filed March 6, 2009**
>   **Schedule 14A filed April 17, 2009**
>   **File No. 1-32039**

Dear Mr. Seale:

We have reviewed your response letter dated October 9, 2009 and have the following additional comment. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A

Compensation Discussion and Analysis, page 15

Objective and Subjective Performance Factors, page 16

1. We note your response to our prior comment 17 and reissue that comment. Please tell us how the committee accounted for each named executive officer's individual performance and/or individual contribution in arriving at the compensation awarded. See Item 402(b)(2)(vii). Your revised disclosure should discuss how the committee used its tools to determine compensation amounts and explain why it reached its decisions. Please tell us what the revised disclosure

would look like and confirm that you will provide similar disclosure in future filings.

You may contact William Demarest, Staff Accountant at 202-551-3432 or me at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Duc Dang, Staff Attorney at 202-551-3386 with any other questions.

Sincerely,

Daniel L. Gordon
Branch Chief